UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of April, 2004

(Commission File No. 1-14228)

Cameco Corporation

(Translation of Registrant’s Name into English)

2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index
SIGNATURE
NEWS RELEASE

EXHIBIT INDEX

Exhibit No.	Description	Page No.

1.	Press Release dated April 1, 2004	3 - 5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cameco Corporation

Date: April 1, 2004	By:	/s/ “Gary M.S. Chad” Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary

Share
Listed	Symbol	web site address:

TSX NYSE	CCO CCJ	www.cameco.com

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3  Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco To Develop Uranium Mine In Kazakhstan

Saskatoon, Saskatchewan, Canada, April 1, 2004 . . . . . .

Cameco Corporation and the National Atomic Company of Kazakhstan (KazAtomProm) announced today that they plan to develop the Inkai uranium deposit in Kazakhstan through their Inkai Joint Venture (JV Inkai). Cameco owns 60% of Inkai and KazAtomProm owns 40%. JV Inkai has approved the technical and financial conclusions of the feasibility study that estimated a total capital cost of $38 million (US) to build an in situ leach mine. Subject to regulatory approval, the mine is expected to achieve commercial production in 2007 and ramp up to 2.6 million pounds annually by 2009. JV Inkai will assess if this production level can be increased.

Cameco has a loan agreement to provide up to $40 million (US) to JV Inkai for project development and had provided $19.5 million by December 31, 2003. The loan is expected to be repaid through Inkai production. Additional financing arrangements will be made, as required, to complete the project.

“Inkai provides greater diversity of supply geographically and is another building block toward our vision to become a dominant nuclear energy company producing uranium fuel and generating clean electricity,” said Jerry Grandey, Cameco’s president and CEO.

Cameco estimates there are 91.5 million pounds of proven and probable reserves that would provide an estimated mine life of well over 30 years. Additional work is required to confirm other resources that have been identified in the surrounding area.

“Our investment in Inkai will enable us to provide our customers with another source of uranium at a time when there is increasing demand for reliable, long-term supplies,” Grandey added. “This operation will be cost competitive with the best uranium mines in the world.”

“We are pleased to work with Cameco to develop this quality deposit in Kazakhstan,” said Moukhtar Dzhakishev, president of KazAtomProm. “We have been collaborating for more than six years and the advancement of this project will strengthen our long-term relationship.”

Inkai has a number of advantages including low production costs, competitive tax rates, large orebodies and favourable geological conditions with excellent orebody permeability requiring fewer injection and production wells.

JV Inkai will submit an environmental assessment and design plan for construction of the commercial facility to Kazakh regulatory authorities for approval before the end of the year. Cameco expects construction to begin early in 2005, with completion scheduled for 2007. Inkai will employ up to 200 workers during construction and will require approximately 230 employees once full production is reached. Approximately 97% of the employees will be hired locally.

The Inkai deposit is located in south central Kazakhstan, about 370 kilometres northwest of the regional capital of Shymkent and some 1,000 kilometres northwest of Almaty. Small-scale test mining was conducted in the vicinity of Inkai in the late 1980s. JV Inkai began testing mining in 2002 in order to gather information for the feasibility study. In 2003 the test mine produced 0.2 million pounds U3O8 and is expected to continue to produce about 0.3 to 0.6 million pounds annually through 2007.

Cameco estimated the reserves for the Inkai deposit mine (as of December 31, 2003) on a 100% basis as follows:

	Tonnes	Grade	Content	Cameco’s Share
	(thousands)	(%U3O8)	(million lbs U3O8)	(million lbs U3O8)

Reserves
Proven	22,700	0.06	28.3	17.0
Probable	63,700	0.05	63.2	37.9

Total	86,400	0.05	91.5	54.9

Resources
Indicated	3,600	0.04	2.9	1.7
Inferred	253,918	0.05	268.0	160.8

The qualified person for the Inkai reserve and resource estimates in this news release is Raymond Jean-Francois Chauvet, geological engineer and professional geoscientist, who was director, mining resources and methods at Cameco. Production from the Inkai test mine continues to support the lab and field testing that was initially completed by Volk Geology located in Almaty, Kazakhstan.

ISL mining involves the use of an oxidant added to natural groundwater to liberate uranium directly from the undisturbed underground orebody. Water carrying the oxidant is injected through a series of perimeter wells and flows through the permeable orebody to production wells. The uranium-bearing solution is then pumped to the surface process plant for recovery.

Cameco owns and operates two ISL mining operations in the United States, one each in Wyoming and Nebraska. These two mines currently account for all primary uranium production in the United States. KazAtomProm controls and operates three ISL mines in Kazakhstan.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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Media & investor inquiries:	Alice Wong	(306) 956-6337

Media inquiries:	Lyle Krahn	(306) 956-6316